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Mr. Jeff J.F. Feng                           Ruth Shaer/Eugene Heller
Assistant to Chairman                        Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.          1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                   Los Angeles, CA 90024-5305
http:\\www.qiaoxing.com                      Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn             Fax: (310) 208-0931
Tel: (011) 86-752-2808-188                   E-mail: rshaer@sha-ir.com
Fax: (011) 86-752-2803-101


                   QIAO XING UNIVERSAL TELEPHONE, INC. NAMED
                  "HIGH- AND NEW-TECH ENTERPRISE" RESULTING IN
                          MULTI-YEAR TAX-EXEMPT STATUS


HUIZHOU, CHINA  (January 31, 2000) -- Qiao Xing Universal Telephone Inc. (NASDAQ
NMS: XING) today announced that it has obtained the authorized title of "High- and New-Tech Enterprise" from Guangdong Province government. This new category entitles the Company to up to 100% exemption from People's Republic of China enterprise income taxes for the next three years, and up to 50% exemption in the fourth to the sixth years as well as up to 25% exemption from value added tax
(VAT).

Commented Mr. Riu Lin Wu, chairman of Qiao Xing Universal Telephone, Inc.:
"Naturally, we are very pleased to have received this title and its inherent
tax-exempt status.   The actual ratio of tax exemptions will need to be approved by the Tax Bureau and we hope to know Qiao Xing's ratio for the first three years by April, 2000. We are pleased to be one of a small number of manufacturers in China to be named a 'High- and New-Tech Enterprise, which we hope will give us the edge on the competition with regard to obtaining CDMA approval. Clearly the Guangdong Province government is extremely supportive of Qiao Xing, which is very gratifying to our hardworking and talented team."

In 1997 and 1998, Qiao Xing Universal Telephone, Inc. ranked #2 in telephone sales in China. The Company currently produces 165 corded models and 25 cordless models, and has an extensive nationwide sales network that comprises 1,350
retail outlets in China.   In 1995, Qiao Xing became the first telephone
manufacturer in China to receive the ISO 9001 Quality System Accreditation award.

This news release contains ``forward-looking statements'' regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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